10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012
People’s Republic of China

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH “[***]” IN THE LETTER FILED VIA EDGAR.

September 29, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Tuya Inc. Form 20-F for the Year Ended December 31, 2022 Filed April 26, 2023 File No. 001-40210

Attn:	Office of Technology

VIA EDGAR

Dear Melissa Kindelan and Christine Dietz:

This letter sets forth the responses of Tuya Inc. (the “Company”) to the comments (the “Comments”) contained in a letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on August 15, 2023.

For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

1. We note that in the responses to prior Comments 5 and 6, you only provided legal analysis regarding “significant subsidiaries.” However, the prior Comments asked for such analysis as to all subsidiaries, whether or not “significant.” Accordingly, please provide the same legal analysis previously requested for each subsidiary, regardless of whether such subsidiary is categorized as “significant.”

The Company respectfully notes, as has been previously discussed with the Staff, that the subsidiaries of the Company that were not included in the prior responses were not, and still are not, material to the Investment Company Act analysis of the Company. Nonetheless, in order to respond to the Staff’s comment and as discussed with the Staff, we have provided below additional information regarding such other subsidiaries that demonstrates that they do not raise Investment Company Act issues for the parent or for themselves.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

With respect to the subsidiaries of the Company other than the Significant Subsidiaries (as defined below) (the “Immaterial Subsidiaries”), the analysis provided in response to Comment 2 below with respect to Section 3(a)(1)(A) also applies to the Immaterial Subsidiaries and shows that they are not investment companies thereunder (with the exceptions discussed in the following paragraph).

The Immaterial Subsidiaries are also not investment companies under Section 3(a)(1)(C), as each Immaterial Subsidiary holds an immaterial amount of investment securities (if any) compared to its total assets (excluding cash items and U.S. government securities), with two exceptions.1 The exceptions are that the assets of two Immaterial Subsidiaries consist primarily of investment securities. The Company treats the interests in such subsidiaries as investment securities, but that does not affect the Company’s non-investment company act status under Section 3(a)(1)(C), because the value of such interests are immaterial to the Company. In particular, as of June 30, 2023, the Company’s interest in such subsidiaries amounts to approximately USD11.7 million or 0.8% of the Company’s total unconsolidated assets (exclusive of U.S. government securities and cash items).2 Further, as of June 30, 2023, such subsidiaries’ holdings of investment securities amounts to approximately USD2.3 million or 0.2% of the Company’s total unconsolidated assets (exclusive of U.S. government securities and cash items).3 As such, treating the interests in such Immaterial Subsidiaries as investment securities does not cause the Company to be an investment company under Section 3(a)(1)(C). With respect to such Immaterial Subsidiaries’ own Investment Company Act status, they are wholly-owned non-U.S. subsidiaries of the Company that operate outside of the United States and have not offered securities in the United States. As such, to the extent such subsidiaries require an Investment Company Act exemption (which they may not given their offshore nature), they could rely on Section 3(c)(1) or Section 3(c)(7) (as well as, potentially, Section 3(b)(3) or Rule 3a-3).

Additionally, in order to respond to the Staff’s comment below with respect to calculations assuming short-term deposits are not treated as cash items, please see footnotes below which set out the effect of assuming short-term deposits are not cash items.

2. Please update all figures and calculations in the response to prior Comments 5 and 6 to conform to your financial statements as of June 30, 2023.

In addition to the updated response below (with respect to prior Comment 5), please see the response to Comment 3 below (with respect to prior Comment 6).4

1        Nonetheless, for purposes of the Company’s Investment Company Act analysis described in these responses, the Company has, for the sake of efficiency, treated the interests in the Immaterial Subsidiaries as investment securities, which does not affect the analysis given their immaterial value.

2        We note that treating short-term deposits as not being cash items – per Comment 4 – would not change these figures as the Company does not hold any short-term deposits itself.

3        We note that treating short-term deposits as not being cash items – per Comment 4 – would not change these figures as the Company does not hold any short-term deposits itself.

4        We note that we have added footnotes through the following discussion to show – per Comment 4 – the effect on the calculations of not treating short-term deposits as cash items.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

The Company respectfully submits the updated analysis below with respect to the factors outlined in Tonopah Mining Co. (26 S.E.C. 426 (1947)), which demonstrates that the Company and its subsidiaries (collectively, “Tuya”) are primarily engaged in internet-of-thing (“IoT”) related product and service offerings, including Platform-as-a-Service and Software-as-a-Service, based on a purpose-built cloud development platform, as well as cloud-based value-added services (collectively, “IoT Business”), and are not and do not hold themselves out as being engaged primarily, and do not propose to engage primarily, in the business of investing, reinvesting or trading in securities. Under Tonopah Mining, being “primarily engaged” in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities was interpreted under the Investment Company Act to depend on a facts and circumstances review, including the following principal factors: (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors and, most importantly, (4) the nature of its present assets and (5) the sources of its present income. Any one factor is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”5 Applying such factors to Tuya, it is clear that Tuya is primarily engaged in the IoT Business, and not in the business of investing, reinvesting or trading in securities:

A. The Company

1)            Tuya is primarily engaged in the business of providing IoT related products and services. Tuya provides a cloud platform that connects a range of devices via the IoT. The development of Tuya’s business supports the historical development factor, as it has been primarily engaged in the business of providing IoT related products and services since its establishment in 2014 and Tuya does not expect to change its primary business in the future. Following its establishment, Tuya first developed its IoT cloud development platform in May 2015, and as of June 30, 2023, the Tuya IoT cloud development platform has accumulated over 846,000 registered developers from over 200 countries and regions cumulatively serving more than 7,600 customers. Additionally, smart devices powered by Tuya are available in approximately 120,000 stores worldwide. Since its establishment, Tuya has continued to focus on optimizing its existing platform and incubating various applications in the IoT cloud development platform field.

Tuya has historically maintained significant cash amounts required for its working capital needs, which Tuya has generally held as cash in bank demand deposits and short-term bank time deposits maturing in one year or less. Tuya also holds small amounts of long-term and short-term equity and debt securities which, as further discussed in our response to Comment 6 below, Tuya has treated as “investment securities” for purposes of the analysis under Section 3(a)(1)(C) set out below. In addition, as further discussed in our response to Comment 6 below, the amount of Tuya’s long-term and short-term equity and debt securities is not significant enough to cause the Company to be deemed an investment company under Section 3(a)(1)(C).6

5       SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

6       The Company owns a portion of such securities through its indirect wholly-owned subsidiary, Zhejiang Tuya Smart Electronics Co., Ltd. (“Zhejiang Smart Electronics”). Zhejiang Smart Electronics is a wholly-owned subsidiary of Tuya (HK), which is a wholly-owned subsidiary of the Company and, as further discussed below, is not an investment company under Section 3(a)(1)(C). As a majority of Zhejiang Smart Electronics’ assets are long-term and short-term equity and debt securities, the Company has treated Tuya (HK)’s interest in Zhejiang Smart Electronics as an investment security for purposes of this analysis. As of June 30, 2023, on an amortised cost basis, Tuya (HK)’s interest in Zhejiang Smart Electronics amounts to approximately USD39.6 million or 7.6% of Tuya (HK)’s total unconsolidated assets (exclusive of U.S. government securities and cash items) which amounts to approximately USD518.0 million. The Company notes that on Tuya (HK)’s unconsolidated balance sheet as of June 30, 2023, its interest in Zhejiang Smart Electronics would have zero value due to share of losses, and therefore on a balance sheet basis, amounts to 0% of Tuya (HK)’s total unconsolidated assets (exclusive of U.S. government securities and cash items). If the Company’s short-term deposits were not treated as cash items, as of June 30, 2023, on an amortised cost basis, Tuya (HK)’s interest in Zhejiang Smart Electronics amounts to approximately USD39.6 million or 3.0% of Tuya (HK)’s total unconsolidated assets (exclusive of U.S. government securities and cash items, assuming short-term deposits are not cash items) which amounts to approximately USD1,321.4 million. The Company notes that on Tuya (HK)’s unconsolidated balance sheet as of June 30, 2023, assuming short-term deposits are not cash items, its interest in Zhejiang Smart Electronics would have zero value due to share of losses, and therefore on a balance sheet basis, amounts to 0% of Tuya (HK)’s total unconsolidated assets (exclusive of U.S. government securities and cash items).

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

Thus, Tuya’s historical development has not focused on investing, reinvesting or trading in securities, but instead has been marked by a significant growth in Tuya’s IoT Business.

2)            In terms of the public representation factor, since Tuya’s establishment in 2014, Tuya has consistently described itself as the provider of IoT cloud software solutions. For example, Tuya’s press releases typically refer to Tuya as “a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart.” Tuya has never represented that it is involved in any business other than the development and operation of IoT cloud software solutions. Tuya has consistently stated in its filings with the Commission, press releases, other public statements, website and advertising and marketing materials that it is in the business of providing IoT related products and services as described above.

Furthermore, Tuya has consistently emphasized its operating results, and has never emphasized either its investment income, or the possibility of significant appreciation from its cash management activities, as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate Tuya based on its cash management or investment activities. Instead, research reports and analysis of Tuya focus on its financial results from its ongoing operations and the development of its business in the IoT cloud development platform field.

3)            The allocation of Tuya’s officers’ and directors’ time supports the activities factor. All of Tuya’s most senior executive officers and directors generally spend approximately 99.9% of their time on general corporate matters and the development and management of Tuya’s IoT cloud software solutions business, and 0.1% or less of their time on matters related to Tuya’s investment securities.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

In addition, as of June 30, 2023, Tuya had approximately 1,694 employees, of which only 2 employees are responsible for managing Tuya’s investment securities. As such, approximately 99.9% of Tuya’s employees are dedicated to Tuya’s operating business and general support services for the corporate group, and approximately 0.1% of Tuya’s employees are responsible for managing Tuya’s investment securities.

4)            In terms of the assets factor, as discussed in detail below in response to Comment 6 of the Staff’s comments, the Company is not an investment company under the assets test under Section 3(a)(1)(C). Thus, the composition of the Company’s assets also demonstrates that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

5)            In terms of the sources of the Company’s present income, the Company’s net loss of approximately USD99.3 million for the four fiscal quarters ended June 30, 2023 combined, consolidated with its wholly-owned subsidiaries, was mainly driven by large operating revenues of approximately USD194.8 million, large cost of revenue of USD107.3 million and operating expenses of approximately USD223.8 million. For that period, interest income amounting to approximately USD41.5 million was attributable to cash items such as bank demand deposits and short-term bank time deposits maturing in one year or less7 (which, as discussed in our response to Comment 6 below, the Company treats as cash items for purposes of the 40% Test (as defined below)). The only potential investment income or loss of the Company for that time period was investment loss in the amount of USD0.9 million related to the Company’s short-term and long-term equity and debt securities, representing 0.9% of the Company’s net loss for that time period. Such amounts are clearly outweighed by the large amounts of operating revenues for that period and thus, the primary contributors to the Company’s net loss also demonstrate that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The analysis under each Tonopah Mining factor demonstrates that the Company is not primarily engaged in the business of investing, reinvesting or trading in securities. The Company is thus primarily engaged in the IoT Business, and is not an investment company under Section 3(a)(1)(A).

7       We note that a portion of this interest income is classified by the Company as “investment income” for accounting purposes, as such income relates to the Company’s short-term bank time deposits that mature in greater than three months but less than one year. For the four fiscal quarters ended June 30, 2023 combined, interest income amounting to approximately USD3.5 million was attributable to cash items such as bank demand deposits and interest income and investment income amounting to approximately USD38.0 million was attributable to short-term bank time deposits maturing in one year or less.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

B. Subsidiaries

1)            The historical development of the significant subsidiaries (and certain other subsidiaries) of the Company8 (“Significant Subsidiaries”) demonstrates that such subsidiaries, like Tuya, are primarily engaged in the business of providing IoT products and services, and not investing, reinvesting or trading in securities.

•	Tuya Market Inc. (“Tuya Market”) and Tuya Global Inc. (“Tuya Global”) were established in 2020 and 2015, respectively, as operating businesses in the United States. Since its establishment, Tuya Global has been primarily engaged in IoT Business development activities, and does not expect to change its primary business in the future. Tuya Market has not yet conducted any business activity since its establishment, and when it commences operations, it will be primarily engaged in IoT Business development activities, and does not expect to change its primary business in the future.

•	Tuya (HK) Limited (“Tuya (HK)”) was established in 2014 primarily as a holding company for Tuya’s indirect wholly-owned subsidiaries listed below and, like Tuya, has been primarily engaged in the business of providing IoT related products and services, and does not expect to change its primary business in the future. Since their establishment, each of the following subsidiaries has been primarily engaged in IoT Business development activities or the provision of IoT related products and services, and does not expect to change its primary business in the future.

o	Tuya France

o	Tuya UK Limited

o	Tuya Smart Australia Pty Ltd.

o	Tuyasmart (Colombia) S.A.S.

o	Tuya GmbH

o	Tuya Japan Co., Ltd.

o	Tuyasmart (India) Private Limited

o	Xiamen Tuya Technology Co., Ltd.

o	Guangdong Tuya Smart Information Technology Co., Ltd.

o	Shanghai Tuya Information Technology Co., Ltd.

o	Ningbo Tuya Smart Electronics Co., Ltd.

o	Hangzhou Tuya Information Technology Co., Ltd.

o	Zhejiang Tuya Smart Electronics Co., Ltd.

o	Hefei Tuya Smart Technology Co., Ltd.[9]

The historical development of the Company’s Significant Subsidiaries supports the historical development factor because such subsidiaries have been primarily engaged in the IoT Business since their establishment, and have not been engaged in investing, reinvesting or trading in securities.

8       A corporate structure chart setting out the Company’s significant subsidiaries, as well as Hangzhou Tuya Technology Co., Ltd. (the “VIE”) and certain other subsidiaries, is included in Item 3 of the Company’s Form 20-F. The VIE is not material to the Company’s Investment Company Act status under Section 3(a)(1) and thus is treated as an Immaterial Subsidiary for purposes of this response and is covered by the discussion of Immaterial Subsidiaries in our response to Comment 1 above.

9       Hefei Tuya Smart Electronics Co., Ltd. is a wholly-owned subsidiary of Hangzhou Tuya Information Technology Co., Ltd., which is an indirect wholly-owned subsidiary of Tuya (HK).

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

2)            In terms of the public representation factor, the Company generally does not separately describe its subsidiaries individually, but rather represents its group of companies as operating as a whole. Thus, the public representation factor with respect to the Company’s Significant Subsidiaries is similar to the discussion above regarding Tuya and public representations of its primary business as the provider of an IoT development platform who offers IoT related products and services. As discussed above, the Company has consistently represented Tuya, including its Significant Subsidiaries, as being primarily engaged in the development and operation of its IoT Business, and has not represented its Significant Subsidiaries as being engaged in investing, re-investing or trading in securities.

3)            The activities factor with respect to the Company’s Significant Subsidiaries is similar to the discussion above regarding the Company and the allocation of its employees’, officers’ and directors’ time. The most senior executive officers, directors and employees of the Company’s Significant Subsidiaries generally spend approximately 99.9% or more of their time on general corporate matters and the development and management of Tuya’s IoT Business, and 0.1% or less of their time on matters related to Tuya’s investment securities, which supports the activities factor.

4)            In terms of the assets factor, as discussed in detail below in response to Comment 3, the Company’s Significant Subsidiaries are not deemed to be investment companies under Section 3(a)(1)(C) with the exception of Zhejiang Smart Electronics. 10 Thus, the composition of such subsidiaries’ assets also demonstrates that such subsidiaries are not primarily engaged in the business of investing, reinvesting or trading in securities.

Zhejiang Smart Electronics is a wholly-owned subsidiary of Tuya (HK), which is an indirect wholly-owned subsidiary of the Company and, as further discussed below, is not an investment company under Section 3(a)(1)(C). As a majority of Zhejiang Smart Electronics’ assets are long-term and short-term equity and debt securities, the Company has treated Tuya (HK)’s interest in Zhejiang Smart Electronics as an investment security for purposes of the analysis under Section 3(a)(1)(C).11 As of June 30, 2023, on an amortised cost basis, Tuya (HK)’s interest in Zhejiang Smart Electronics amounts to approximately USD39.6 million or 7.6% of Tuya (HK)’s total unconsolidated assets (exclusive of U.S. government securities and cash items) which amounts to approximately USD518.0 million. The Company notes that on Tuya (HK)’s unconsolidated balance sheet as of June 30, 2023, its interest in Zhejiang Smart Electronics would have zero value due to share of losses, and therefore on a balance sheet basis, amounts to 0% of Tuya (HK)’s total unconsolidated assets (exclusive of U.S. government securities and cash items).12 As such, the value of Tuya (HK)’s interest in Zhejiang Smart Electronics is not significant enough to cause Tuya (HK) or the Company to be deemed an investment company under Section 3(a)(1)(C).

10       The Company also owns 100% of the equity interests in Tuya Smart Inc. (“Tuya Smart”). Tuya Smart and Tuya (HK) respectively hold a 1% and 99% interest in Tuyasmart (India) Private Ltd., another indirectly wholly-owned subsidiary of the Company, in connection with the Company’s primary operating business, because the Company has been informed by the registration agency that Indian regulations require an Indian company to have a minimum of two shareholders. The Company does not believe that Tuya Smart must rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act, but even assuming, arguendo, that Tuya Smart did have to rely on Sections 3(c)(1) or 3(c)(7), the value of the Company’s interest in Tuya Smart is not material to the Company’s Investment Company Act analysis and therefore, is not included in the discussion below.

11       As of June 30, 2023, approximately 18.5% of the Company’s total assets, consolidated with its wholly-owned subsidiaries (exclusive of U.S. government securities and cash items), consists of long-term and short-term equity and debt securities held by Zhejiang Smart Electronics. If short-term deposits were not treated as cash items, as of June 30, 2023, approximately 1.8% of the Company’s total assts, consolidated with its wholly-owned subsidiaries (exclusive of U.S. government securities and cash items, assuming short-term deposits are not cash items), consists of long-term and short-term equity and debt securities and short-term deposits held by Zhejiang Smart Electronics.

12        If short-term deposits were not treated as cash items, as of June 30, 2023, on an amortised cost basis, Tuya (HK)’s interest in Zhejiang Smart Electronics amounts to approximately USD39.6 million or 3.0% of Tuya (HK)’s total unconsolidated assets (exclusive of U.S. government securities and cash items, assuming short-term deposits are not cash items) which amounts to approximately USD1,321.4 million. The Company notes that on Tuya (HK)’s unconsolidated balance sheet as of June 30, 2023, assuming short-term deposits were not treated as cash items, its interest in Zhejiang Smart Electronics would have zero value due to share of losses, and therefore on a balance sheet basis, amounts to 0% of Tuya (HK)’s total unconsolidated assets (exclusive of U.S. government securities and cash items, assuming short-term deposits are not cash items).

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

5)            The sources of Company’s Significant Subsidiaries’ net income also demonstrates that such subsidiaries are not primarily engaged in the business of investing, reinvesting or trading in securities.

Other than Zhejiang Smart Electronics, none of the Company’s Significant Subsidiaries have any investment income related to investment securities. All investment income and interest income of all other Significant Subsidiaries relates to demand deposits and time deposits maturing in one year or less.13

Thus, the primary contributors to the Company’s Significant Subsidiaries’ net income demonstrate that they are not primarily engaged in the business of investing, reinvesting or trading in securities.

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The analysis under each Tonopah Mining factor demonstrates that the Company’s Significant Subsidiaries are not primarily engaged in the business of investing, reinvesting or trading in securities. Such subsidiaries are primarily engaged in the IoT Business, and therefore are not investment companies under Section 3(a)(1)(A).

13       If short-term deposits were not considered cash items, and as such were treated as investment securities, certain of the Significant Subsidiaries, as well as Tuya Smart, the VIE and the other subsidiaries of the Company would have income derived from investment securities, though operating revenue derived from the operation of the IoT Business would be significantly larger than such income derived from investment securities. Even if short-term deposits were not considered cash items, such deposits are held for working capital purposes in support of the IoT Business. As such, “no investor would perceive such a firm as a substitute for a closed-end mutual fund; its stock returns would continue to depend on its operating profits and losses.” See Nat’l Presto. Thus treating short-term deposits as investment securities would not change the analysis under Section 3(a)(1)(A) described herein.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

3. Your response to prior Comment 6 about whether the Company meets the definition of an “investment company” under section 3(a)(1)(C) of the Investment Company Act of 1940 (the “Company Act”) was not fully responsive. Accordingly, please provide all relevant calculations under Section 3(a)(1)(C) to support the analysis provided, identifying each constituent part of the numerator(s) and denominator(s) and the legal basis for your treatment of each such component under Section 3(a)(1)(C).

In addition to the below updated response, please see Appendix A, attached hereto, which provides additional information regarding the assets of the Company and the Significant Subsidiaries.14 Appendix A also includes a column describing how the Company treats such assets for purposes of the Investment Company Act analysis. Please see further information on the basis for such treatment in responses 3.C. and 5 below.

A. The Company

The Company respectfully submits that it is primarily engaged in the business of providing IoT related products and services and is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Under Section 3(a)(1)(C) of the Investment Company Act, an entity generally will be deemed to be an “investment company” if: (a) it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading securities and (b) it owns or proposes to acquire investment securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (“40% Test”). On an unconsolidated basis, as of June 30, 2023, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists: (i) direct equity interests in and/or loans to Tuya Market, Tuya (HK) and Tuya Global, its majority-owned subsidiaries and (ii) loans to Tuya HK Subs (as defined below), its direct or indirect wholly-owned subsidiaries.15 16 Each of Tuya Market, Tuya (HK), Tuya Global and each Tuya HK Sub is a qualifying majority-owned subsidiary for purposes of the 40% Test because each such subsidiary is primarily engaged in the business of providing IoT related products and services and, as discussed in section B below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act.

14        The Company respectfully notes that the information contained in the appendix: (i) is unaudited; (ii) is derived from the management accounts that the Company keeps internally; (iii) has been provided solely for the convenience of the Staff in reviewing the Investment Company Act calculations; and (iv) are not presented in US GAAP.

15       If short-term deposits were not treated as cash items, such figures would not change.

16       As discussed in our response to Comment 2 above, the Company treats its interests in Zhejiang Smart Electronics as investment securities for purposes of this analysis.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

For purposes of the 40% Test, as applied to the Company and each of its Significant Subsidiaries, the Company treats as cash items: (a) cash held in bank demand deposits and time deposits maturing in three months or less (which are categorized as “cash and cash equivalents” on the Company’s consolidated balance sheet), (b) restricted cash and (c) bank time deposits maturing in one year or less that can be liquidated to support the Company’s operating business (which are characterized as “short-term investments” on the Company’s consolidated balance sheet). Although the Investment Company Act does not explicitly define “cash items,” the Commission noted that for purposes of determining compliance under Rule 3a-1, the term broadly encompasses certain cash items, including bank demand deposits. Certain Prima Facie Investment Companies, SEC Release No. 10937 (Nov. 13, 1979) (“Release 10937”), at n.29. With respect to bank time deposits, the Commission stated that certificates of deposits and time deposits may be treated as cash items if, as demonstrated by the surrounding facts and circumstances, such instruments are “purchased as an integral part of an operating business.” 17 For example, in the context of an entity whose only business activity is investing in certificates of deposit, with no other operating business, the Commission Staff has taken the position that such certificates of deposit are investment securities for purposes of determining the entity’s status as an investment company. 18 In the Company’s case however, the Company is primarily engaged in the operating business described above, and deposits its excess cash in bank time deposits as an integral part of such operating business (i.e., serving the Company’s need for liquid assets to support its business of providing IoT related products and services). Furthermore, the Company treats as cash items only those bank time deposits with remaining maturities of one year or less, in line with the SEC v. Fifth Avenue Coach Lines case cited by the Commission in Release 10937. In such case, the court treated a certificate of deposit and a time deposit with maturity dates of ninety days and six months, respectively, as cash items, but treated a time deposit that matured in over one year as an investment security. SEC v. Fifth Avenue Coach Lines, 289 F. Supp. 3 at 31 and n.16 (1968).

Thus, the Company does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

17       Release 10937, at n.29. The Commission clarified that whether certificates of deposits are to be treated as cash items or investment securities under Rule 3a-1 depends on:

. . . the purpose for which such interests are held, the circumstances under which they were acquired, the length of the period for which they are held, the amount held in comparison with the company’s other assets, and any other “special circumstances.” See, SEC v. Fifth Avenue Coach Lines, [289 F. Supp. 3 (1968)] at 31. For example, certificates of deposit purchased as an integral part of an operating business — such as during a transition between lines of business or as a result of seasonal liquidity requirements — may be treated as cash items. When it cannot be shown conclusively that the operating business requires substantial liquid assets, however, such deposits may be considered investment securities for purposes of section 3(a)(3).

Release 10937, at n.4.

18       Merrill, Lynch, Pierce, Fenner & Smith Inc., SEC No-Action Letter (Oct. 28, 1982).

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

B. Subsidiaries

The Company respectfully submits the analysis below under Section 3(a)(1)(C) with respect to the Company’s Significant Subsidiaries:

Tuya Market, Tuya (HK), Tuya Global, Tuya France, Tuya UK Limited, Tuya Smart Australia Pty Ltd., Tuyasmart (Colombia) S.A.S., Tuya GmbH, Tuya Japan Co. Ltd., Tuyasmart (India) Private Limited, Xiamen Tuya Technology Co. Ltd., Guangdong Tuya Smart Information Technology Co. Ltd., Shanghai Tuya Information Technology Co. Ltd., Ningbo Tuya Smart Electronics Co. Ltd., Hangzhou Tuya Information Technology Co. Ltd. and Hefei Tuya Smart Technology Co. Ltd., are not investment companies under Section 3(a)(1)(C) of the Investment Company Act because each such subsidiary passes the 40% Test. 19

On an unconsolidated basis, as of June 30, 2023, Tuya Market does not have any assets (other than U.S. government securities and cash items). Thus, Tuya Market Inc. does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).20

On an unconsolidated basis, as of June 30, 2023, at least 60% of the value of Tuya Global’s total assets (exclusive of U.S. government securities and cash items) consists of prepayments including prepaid expenses and prepayments to vendors, guarantee deposits to vendors, accounts receivable, fixed assets and right-of-use assets. Thus, Tuya Global does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

On an unconsolidated basis, as of June 30, 2023, at least 60% of the value of Tuya (HK)’s total assets (exclusive of U.S. government securities and cash items) consists of its interests in: Tuya France, Tuya UK Limited, Tuya Smart Australia Pty Ltd, Tuyasmart (Colombia) S.A.S., Tuya GmbH, Tuya Japan Co. Ltd., Tuyasmart (India) Private Limited, Xiamen Tuya Technology Co. Ltd., Guangdong Tuya Smart Information Technology Co. Ltd., Shanghai Tuya Information Technology Co., Ltd., Ningbo Tuya Smart Electronics Co. Ltd. and Hangzhou Tuya Information Technology Co. Ltd. (the “Tuya HK Subs”), its majority-owned subsidiaries.21 Each of the Tuya HK Subs is a qualifying majority-owned subsidiary for purposes of the 40% Test because each is primarily engaged in the business of providing IoT related products and services and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, Tuya (HK) does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

On an unconsolidated basis, as of June 30, 2023, with respect to each Tuya HK Sub, either: (i) at least 60% of the value of the Tuya HK Sub’s total assets (exclusive of U.S. government securities and cash items) consists of business related assets such as account and other receivables (whether from affiliates or third parties) related to goods sold or services rendered, prepayments, including prepaid expenses, prepayments to vendors and guarantee deposits to vendors, fixed assets, right-of-use assets, inventories, VAT and income tax recoverable and intangible assets that are not securities; or (ii) such Tuya HK Sub has no assets.22 Thus, the Tuya HK Subs do not fall within the 40% Test, and therefore are not investment companies under Section 3(a)(1)(C).

19       See n.10 above regarding Tuya Smart.

20       If short-term deposits were not treated as cash items, these figures would not change.

21       On an unconsolidated basis, if short-term deposits were not treated as cash items, as of June 30, 2023, approximately 34% of the value of Tuya (HK)’s total assets (exclusive of U.S. government securities and cash items, assuming short-term deposits are not cash items) consists of its interests in the Tuya HK Subs, its majority-owned subsidiaries. Although Tuya (HK) may not pass the 40% Test if short-term deposits are considered investment securities, as further discussed below in response to Comment 4, we believe that these short-term deposits are cash items, and therefore, as noted above, Tuya (HK) passes the 40% Test. In any event, Tuya (HK) is not an investment company under Section 3(b)(1) of the Investment Company Act, based on the Tonopah Mining factors discussed in this response.

22       On an unconsolidated basis, if short-term deposits were not treated as cash items, as of June 30, 2023, with respect to each Tuya HK Sub (other than Tuya UK Limited, Xiamen Tuya Technology Co., Ltd. and Ningbo Tuya Smart Electronics Co., Ltd.), either: (i) at least 60% of the value of the Tuya HK Sub’s total assets (exclusive of U.S. government securities and cash items, assuming short-term deposits are not cash items) consists of account and other receivables (whether from affiliates or third parties) related to goods sold or services rendered, prepayments including prepaid expenses and prepayments to vendors, guarantee deposits to vendors, fixed assets, right-of-use assets, inventories, VAT and income tax recoverable, intangible assets that are not securities and construction in progress; or (ii) such Tuya HK Sub has no assets. On an unconsolidated basis, if short-term deposits were not treated as cash items, as of June 30, 2023, approximately 3.0% and 47.4%, respectively, of the value of Xiamen Tuya Technology Co., Ltd.’s and Ningbo Tuya Smart Electronics Co., Ltd.’s total assets (exclusive of U.S. government securities and cash items, assuming short-term deposits are not cash items) consists of account and other receivables (whether from affiliates or third parties) related to goods sold or services rendered, prepayments including prepaid expenses and prepayments to vendors, guarantee deposits to vendors, fixed assets, right-of-use assets and VAT and income tax recoverable. Tuya UK Limited had no assets as of March 31, 2023, but as of June 30, 2023 only holds cash and short-term deposits. Although Tuya UK Limited, Xiamen Tuya Technology Co., Ltd. and Ningbo Tuya Smart Electronics Co., Ltd may not pass the 40% Test if short-term deposits are considered investment securities, as further discussed below, we believe that these short-term deposits are cash items, and therefore, Tuya UK Limited, Xiamen Tuya Technology Co., Ltd. and Ningbo Tuya Smart Electronics Co., Ltd pass the 40% Test. Furthermore, regardless, Tuya UK Limited, Xiamen Tuya Technology Co., Ltd. and Ningbo Tuya Smart Electronics Co., Ltd. are not investment companies under Section 3(b)(1) of the Investment Company Act, based on the Tonopah Mining factors discussed in this response.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

The Company’s remaining Significant Subsidiary is Zhejiang Smart Electronics. As discussed in our response to Comment 2 above, on an unconsolidated basis, as of June 30, 2023, a majority of Zhejiang Smart Electronics’ assets are long-term and short-term equity and debt securities.23 As such, the Company has treated Tuya (HK)’s interest in Zhejiang Smart Electronics as an investment security for purposes of the analysis under Section 3(a)(1)(C). Nonetheless, the value of Tuya (HK)’s interest in Zhejiang Smart Electronics is not significant enough to cause Tuya (HK) or the Company to be deemed an investment company under Section 3(a)(1)(C).

As discussed above, even with the Company treating its interests in Zhejiang Smart Electronics, Tuya Smart and the Immaterial Subsidiaries (including the VIE) as investment securities, the Company still does not fall within the 40% Test, and therefore would not be an investment company under Section 3(a)(1)(C).

C. Appendix A Asset Treatment Information for Company and Significant Subsidiaries

Below, please find further information regarding the treatment of assets presented in Appendix A:

•	Notes Receivable: The Company does not treat notes receivable as “investment securities” for purposes of the Investment Company Act. Notes receivable represent the amount due to the Company (or its subsidiaries) under bill acceptances it has received as part of its operating business. The Company (or its subsidiaries) generally receives bill acceptances when it sells goods or services to customers and, instead of paying in cash, they instruct their bank to issue a bill acceptance to the Company (or its subsidiaries), which represents an obligation of the bank to pay the amount due on a certain maturity date, which is generally less than twelve months from issuance. The Company’s (or subsidiaries’) bill acceptances relate only to goods and services sold by the Company (or its subsidiaries); the Company and its subsidiaries do not purchase bill acceptances from other companies. The notes receivables represent regular and ordinary course entitlements to receive payment for sales of goods or provision of services by the Company (or its subsidiaries) to its customers and do not arise in an investment context.

23       On an unconsolidated basis, as of June 30, 2023, a majority of Zhejiang Smart Electronics’ assets are long-term and short-term equity and debt securities, regardless of the treatment of short-term deposits.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

While notes in some cases may be a security, 24 here they are not. The U.S. Supreme Court has stated that “notes are used in a variety of settings, not all of which involve investments[,]”25 recognizing that notes issued in a commercial or consumer context are typically not securities for purposes of the securities laws. The Court cites with approval that:

[a] majority of the Courts of Appeals that have considered the issue have adopted, in varying forms, ‘investment versus commercial’ approaches that distinguish, on the basis of all of the circumstances surrounding the transactions, notes issued in an investment context (which are ‘securities’) from notes issued in a commercial or consumer context (which are not).26

Indeed, the Court in Reves specifically stated that a note “which simply formalizes an open-account debt incurred in the ordinary course of business” is “not properly viewed as a ‘security’” for purposes of the securities laws.27 The Company’s (or subsidiaries’) notes receivable would fall squarely within this category, as they represent notes issued in respect of open-account debts owed by customers for goods sold and services rendered in the ordinary course of the Company’s (or subsidiaries’) business. As such, in accordance with the Court’s guidance in Reves, the notes receivable are not “securities” under Section 2(a)(36), and therefore are not “investment securities” under Section 3(a)(2) of the Investment Company Act.

24        “Security” is defined as any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a ‘‘security’’, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.” See Investment Company Act Section 2(a)(36).

25        Reves v. Ernst & Young, 494 U.S. 56 (1990).

26        Id. at 63.

27        Id. at 65.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

•	Restricted Cash: Restricted cash relates to cash balances on deposit required by the Company’s or subsidiaries’ commercial banks. Such restricted cash is held in demand deposits. As such, the Company treats such restricted cash as a cash item.

•	Interest Receivable: Interest receivable relates to interest from bank demand deposits that has been accrued but not yet received. As such, the Company treats such receivables as cash items.

•	Inventories: The Company does not treat inventories as “investment securities” for purposes of the Investment Company Act. Inventories relate to finished goods, work in process, raw materials and low value consumables and spare parts, all integral to the operation of the IoT Business. Such inventories do not meet the definition of “security” in the Investment Company Act, [28] and as such, are not “investment securities” under Section 3(a)(2).

•	Fixed Assets: The Company does not treat fixed assets as “investment securities” for purposes of the Investment Company Act. Fixed assets relate to leasehold improvements, computers and electronic equipment, office equipment and purchased software, all integral to the operation of the IoT Business. Such fixed assets do not meet the definition of “security” in the Investment Company Act, [29] and as such, are not “investment securities” under Section 3(a)(2).

•	Operating Lease Right-of-Use Assets: The Company does not treat operating lease right-of-use assets as “investment securities” for purposes of the Investment Company Act. Operating lease right-of-use assets relate to operating leases for offices and warehouses of which the Company (or its subsidiary) is the lessee and represent the Company’s (or subsidiary’s) right to use an underlying asset for the lease term, which are integral to the operation of the IoT Business. Such operating lease right-of-use assets do not meet the definition of “security” in the Investment Company Act, [30] and as such, are not “investment securities” under Section 3(a)(2).

•	Other Non-Current Assets: The Company does not treat other non-current assets as “investment securities” for purposes of the Investment Company Act. Other non-current assets consist of refundable rental deposits. They are not securities for the same reasons discussed in our response to Comment 5 below with respect to prepayments.

28        See n.24 above.

29        See n.24 above.

30        See n.24 above.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

•	Long-Term Equity Investments: The Company does not treat such long-term equity investments as “investment securities” for purposes of the Investment Company Act because they represent the respective entity’s equity investment in one or more majority-owned subsidiaries of such entity that are not investment companies (or relying on Section 3(c)(1) or Section 3(c)(7)).[31]

•	Long-Term Prepaid Expenses: The Company does not treat long-term prepaid expenses as “investment securities” for purposes of the Investment Company Act. Long-term prepaid expenses relate to re-decoration and improvement costs for rental properties such as leased office for the Company’s daily operation. They are not securities for the same reasons discussed in our response to Comment 5 below with respect to prepayments.

•	Equity Securities With Readily Determinable Fair Value: Equity securities with readily determinable fair value relate to the Company’s equity interest in an A-share listed company in the PRC. The Company treats such investment as an “investment security” under Section 3(a)(2).

•	Other Equity Instrument Investments: Other equity instrument investments relate to the Company’s equity interest in several private companies. The Company treats such investments as “investment securities” under Section 3(a)(2).

•	Other Receivables, which consist of:

o	Amounts due from the Company’s intergroup companies: The Company does not treat such amounts due as “investment securities” for purposes of the Investment Company Act. Such receivables relate to: (i) goods sold or services rendered in the ordinary course of the Company’s business; or (ii) loans to majority-owned subsidiaries for use in daily business operations. The amounts due in (i) above are not securities for the same reasons discussed in our response to Comment 5 below with respect to accounts and other receivables. The amounts due in (ii) above are not securities for the same reasons discussed in our response to Comment 5 below with respect to loans from the Company to Tuya Market, Tuya (HK) and the Tuya HK Subs.

o	Deposits paid to third parties for daily operating matters: The Company does not treat such deposits as “investment securities” for purposes of the Investment Company Act. Such deposits relate to rental and other business related receivables in relation to the Company’s and its subsidiaries’ operating business. They are not securities for the same reasons discussed in our response to Comment 5 below with respect to prepayments.

o	Prepayments made for share repurchase program: The Company does not treat such prepayments as “investment securities” for purposes of the Investment Company Act. Such prepayments relate to the Company prepaying for the repurchase of its own shares. They are not securities for the same reasons discussed in our response to Comment 5 below with respect to prepayments.

31        See Investment Company Act Section 3(a)(2).

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

o	Receivables from third party payment platforms: The Company does not treat such receivables as “investment securities” for purposes of the Investment Company Act. Such receivables are from third party payment platforms, such as PayPal, which collect payment from customers for purchase of the Company’s and its subsidiaries’ value-added services. They are not securities for the same reasons discussed in our response to Comment 5 below with respect to accounts and other receivables.

o	Receivables from employees, representing outstanding consideration of their equity incentive awards: The Company does not treat such receivables as “investment securities” for purposes of the Investment Company Act. Such receivables relate to shares issued to employee stock options plans. They are not securities for the same reasons discussed in our response to Comment 5 below with respect to accounts and other receivables.

•	Other Current Assets: Other current assets are comprised of VAT and income tax recoverable. They are not securities for the same reasons discussed in our response to Comment 5 below with respect to VAT and income tax recoverable.

4. We note from the response to prior Comment 6 that you treat “short-term deposits” with maturities of one year or less as cash items in the context of the analysis under Section 3(a)(1)(C) of the Investment Company Act. Please address the following:

•	Provide a detailed legal analysis of why such “short-term deposits” should be treated as cash items for purposes of section 3(a)(1)(C) of the Company Act in light of (i) the 1982 amendments to the definition of “security” (see, e.g., Public Law 97-303, 96 Stat. 1409 (October 13, 1982) and associated Senate report) and (ii) Revisions to Rules Regulating Money Market Funds, SEC Release Nos. 33-6882 and IC-18005 (February 20, 1991) (see, e.g., section II.B.1.c and fn. 28).

For purposes of the 40% Test, as applied to the Company and each of its subsidiaries, the Company treats as cash items: (a) “Cash and cash equivalents” which consist entirely of cash held in bank demand deposits, (b) restricted cash and (c) for the reasons discussed below, “Short-term deposits” which consist entirely of bank time deposits with a maturity of one year or less that were acquired and can be liquidated to support the Company’s operating business. Although the Investment Company Act does not explicitly define “cash items,” the Commission noted that for purposes of determining compliance under Rule 3a-1, the term broadly encompasses certain cash items, including bank demand deposits.32 With respect to bank time deposits, the Commission stated that certificates of deposits and time deposits may be treated as cash items if, as demonstrated by the surrounding facts and circumstances, such instruments are “purchased as an integral part of an operating business.” 33 For example, in the context of an entity whose only business activity is investing in certificates of deposit, with no other operating business, the Commission Staff has taken the position that such certificates of deposit are investment securities for purposes of determining the entity’s status as an investment company. 34 In the Company’s case however, the Company is primarily engaged in the operating business described above, and deposits its excess cash in bank time deposits as an integral part of such operating business (i.e., serving the Company’s need for liquid assets to support its business of providing an IoT development platform and related services). Furthermore, the Company treats as cash items only those bank deposits with maturities of one year or less, in line with the SEC v. Fifth Avenue Coach Lines case cited by the Commission in Release 10937. In such case, the court treated a certificate of deposit and a time deposit with maturity dates of ninety days and six months, respectively, as cash items, but treated a time deposit that matured in over one year as an investment security.35

32       Release 10937, at n.29.

33       Release 10937, at n.29. The Commission clarified that whether certificates of deposits are to be treated as cash items or investment securities under Rule 3a-1 depends on:

. . . the purpose for which such interests are held, the circumstances under which they were acquired, the length of the period for which they are held, the amount held in comparison with the company’s other assets, and any other “special circumstances.” See, SEC v. Fifth Avenue Coach Lines, [289 F. Supp. 3 (1968)] at 31. For example, certificates of deposit purchased as an integral part of an operating business — such as during a transition between lines of business or as a result of seasonal liquidity requirements — may be treated as cash items. When it cannot be shown conclusively that the operating business requires substantial liquid assets, however, such deposits may be considered investment securities for purposes of section 3(a)(3).

Release 10937, at n.4.

34       Merrill, Lynch, Pierce, Fenner & Smith Inc., SEC No-Action Letter (Oct. 28, 1982).

35        SEC v. Fifth Avenue Coach Lines, 289 F. Supp. 3 at 31 and n.16 (1968).

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

The Company acknowledges that in the 1982 amendment to the definition of “security” under the Investment Company Act, the discussion in the associated Senate report, as well as Release 18005 from 199136, indicate that bank time deposits can be treated as securities for Investment Company Act purposes. Nonetheless, that bank certificates of deposits may be securities is not dispositive of whether they may also be treated as cash items for purposes of Section 3(a)(1). As the Staff has recognized, a security may still be a cash item, 37 and, moreover, even an instrument expressly included in the Section 2(a)(36) definition of “security” would not be a security, if, as provided by Section 2(a), the “context otherwise requires.”

In this case, there is no indication that either Congress, in enacting the 1982 amendment, or the Commission in adopting Release 18005, intended to change the Commission’s existing position in Release 10937 of the circumstances in which a bank time deposit may be treated as a cash item for purposes of Section 3(a)(1). Although Congress enacted the 1982 amendment several years after the Commission’s guidance in Release 10937, and many years after Fifth Avenue Coach Lines, Congress took no action to amend the Investment Company Act to further clarify that bank time deposits may not be treated as cash items, nor does the associated Senate report express such a view. In addition, in the discussion of bank time deposits in Release 18005, the Commission did not seek to retract or amend its existing position in Release 10937. Indeed, it continues to be a well-established principle that such position, i.e., that bank time deposits may be treated as cash items if, as demonstrated by the surrounding facts and circumstances, such time deposits were “purchased as an integral part of an operating business,”38 still applies notwithstanding the 1982 amendment and Release 18005. The leading treatise on status determination under the Investment Company Act, in its updated 2003 edition published many years after the 1982 amendment and Release 18005, continues to describe the Commission’s existing position in Release 10937 as the current authority on this topic.39

36        Revisions to Rules Regulating Money Market Funds, SEC Release No. 18005 (Feb. 20, 1991).

37        Willkie, Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000).

38        Release 10937, at n.4.

39        See Rosenblum, Investment Company Determination under the 1940 Act: Exemptions and Exceptions, at Section 2.3: “Although the Commission and Staff take the position that a certificate of deposit may be a security under the 1940 Act, they do not take the position that all certificates of deposit are securities under the Act…Thus, a certificate of deposit held by an operating company for business purposes may not be a security.” (discussing the factors set out in Release 10937).

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

Further, the Staff’s determination in the International Venture Finance no-action letter, which was cited in footnote 28 (referenced in the Staff’s comment above) of Release 18005, was consistent with, and did not indicate any retraction of, the Commission’s existing position in Release 10937.40 In such no-action letter, the Staff determined that the venture capital lending corporation in question was an investment company because it proposed to “engage primarily in the business of investing and reinvesting in [certificates of deposit]” and presumably did not purchase such certificates of deposit as an integral part of an operating business.41 Moreover, the certificates of deposit in question all had maturities of at least five years, 42 which under the analysis in Release 10937 and Fifth Avenue Coach Lines would generally not be treated as cash items. The Staff’s determination in that case, therefore, is consistent with the Commission’s existing position in Release 10937, and the venture capital lending corporation is distinguishable from the Company in that the Company, as discussed above, 43 is primarily engaged in operating an IoT development platform and providing related services, and deposits its excess cash in short-term deposits as an integral part of its operating business, and is not primarily engaged in the business of investing and reinvesting in bank deposits.

40        International Venture Finance, SEC No-Action Letter (June 2, 1983).

41        Id.

42        International Venture Finance, SEC No-Action Letter (incoming letter dated March 9, 1983) (stating that the maturity dates of the certificates of deposit in question would be the same as the redemption dates of the associated series of preferred stock being issued by the issuer, which had redemption dates from 5 – 15 years from issuance).

43        Please see discussion of the Tonopah Mining factors in our response to Comment 2 above.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

Furthermore, as noted above, in a no-action letter issued after the 1982 amendments and Release 18005, the Staff took the position that certain instruments (e.g., money market funds) can be treated as cash items for purposes of the 40% Test and Rule 3a-1 tests even though such instruments are also securities.44 In the case of money market fund shares, the Staff clarified that a company’s holdings of such instruments “—even though they are securities—usually are not determinative of an investment company business, because money market fund shares generally are equivalent to cash items.” The Staff noted its belief that treating money market fund shares as cash items “provides operating companies with appropriate flexibility in managing their cash holdings.”45 The Staff’s discussion in this no-action letter further demonstrates that whether bank deposits are securities does not preclude a determination that such time deposits can be treated as cash items, and not investment securities, for purposes of the 40% Test. As such, treating the Company’s short-term deposits as cash items, based on the surrounding facts and circumstances discussed in our prior response and the additional discussion below, is consistent with and is not altered by the 1982 amendments and Release 18005.

•	While we note you state that the “short-term deposits” were held for working capital purposes, explain in additional detail whether, and to what extent, the Company and its subsidiaries have or had any investment intent with respect to the “short-term deposits” (addressing, in appropriate detail, the factors referenced in fn. 4 and 29 of Certain Prima Facie Investment Companies, SEC Release No. IC-10937 (Nov. 13, 1979) (“3a-1 Release”)). In this regard, we note that the Rule 3a-1 Release states that “[c]ertificates of deposits and time deposits typically would not be considered cash items absent convincing evidence of no investment intent.”

The Company holds excess cash in short-term bank deposits as a temporary measure to meet the cash needs of its operations, and does not hold such deposits with investment intent. Their use is entirely focused on business arrangements and long-term development plans. The Company considers such short-term deposits to be standard bank cash savings products, along with demand deposits. In terms of the factors referenced in footnotes 4 and 29 of Release 10937:

•	Purpose of holding short-term deposits – The Company conducted its initial public offering of American Depositary Shares on the New York Stock Exchange in March 2021 and raised approximately USD904.7 million (in addition to proceeds from pre-IPO financing) to meet the Company’s ongoing liquid cash needs and execute its business strategies and plans for geographic expansion. The Company’s operating business typically has significant ongoing liquid cash needs such as: capital expenditures for the purchase of intangible assets (e.g., software), fixed assets (e.g., computers), purchase of inventories, employee salaries and payments to vendors for services rendered. The Company also needs to distribute cash to its various geographic operations to execute its business strategies and plans for geographic expansion. Due to a shift in the macroeconomic environment in 2022, the Company’s operations shifted from expansion to a more conservative approach, and the deployment of cash became slower than anticipated. However, the Company expects that as the economy recovers, its cash demands will increase, which is why it needs to keep assets accessible for ongoing working capital needs.

44       Willkie, Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000).

45        Id.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

•	Circumstances under which short-term deposits were acquired – Please see bullet above for information regarding the circumstances under which short-term deposits were acquired.

•	Length of the time short-term deposits are held – The Company’s short-term deposits have a maturity of one year or less. As described above, the purpose of holding such deposits is to meet the Company’s ongoing liquid cash needs.

•	Amount of short-term deposits held in comparison to other assets – On the Company’s consolidated balance sheet as of June 30, 2023, short-term deposits were approximately 82.2% of the Company’s total assets. Although short-term deposits are currently a large portion of the Company’s assets, they resulted from the Company’s recent IPO and the change in macroeconomic environment, and do not reflect an intent by the Company to focus on investments as opposed to operations. The Company’s short-term deposits are held for use in the Company’s operating business and are expected to be deployed more rapidly in the operating business once economic conditions improve.

Based on the factors above, it is clear that the Company’s operating business has substantial cash needs and that the Company holds its short-term deposits as an integral part of its operating business, and not for investment purposes. As such, the Company’s short-term deposits are consistent with the types of deposits that may be treated as cash items for purposes of the Investment Company Act as described in footnotes 4 and 29 of Investment Company Act Release No. 10937.

•	Provide a detailed explanation of the facts and circumstances surrounding the relative increase in assets categorized as “short-term investments”, and relative decrease in assets categorized as “cash and cash equivalents,” in your Consolidated Balance Sheets between December 31, 2021 and December 31, 2022.

As noted above, the Company conducted its initial public offering of American Depositary Shares on the New York Stock Exchange in March 2021 and raised approximately USD904.7 million (in addition to proceeds from pre-IPO financing). At the end of 2021, the Company had a large amount of cash in demand deposits and short-term time deposits maturing in three months or less. A decline in the macroeconomic environment in 2022 resulted in a shift in Company operations from expansion to a more conservative approach, and as such, cash items were shifted into instruments treated as short-term investments (i.e., time deposits with less than one year but more than three months of maturity) to preserve their value in the face of increasing inflation pending future development in the Company’s business, given the longer time horizon for the expected use of cash.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

•	Recalculate all relevant calculations in the response to prior Comment 5 and 6 relating to Section 3(a)(1)(A) of the Company Act, (i) as of June 30, 2023 (as noted above) and (ii) under the assumption that such “short-term deposits” are not cash items.

The Company respectfully directs the Staff’s attention to the updated response to Comments 2 and 3 above, which include footnotes setting out the effect of assuming short-term deposits are not cash items.

5. Without limiting the generality of the foregoing comment, please provide factual details and a detailed legal analysis regarding whether you view the following assets of the Company and its subsidiaries identified in response to prior Comment 6 as “investment securities” as defined under Section 3(a)(2) of the Investment Company Act:

•	Account and other receivables (whether from affiliates or third parties) related to goods sold or services rendered;

The Company respectfully submits that it does not treat account and other receivables (whether from affiliates or third parties) related to goods sold or services rendered as “investment securities” for purposes of the Investment Company Act. The account and other receivables represent regular and ordinary course entitlements to receive payment for sales of goods or provision of services by the Company to its customers. Such receivables like the Company’s typically arise in the context of regular course dealings between service providers or sellers of merchandise or services and their customers, as opposed to an investment context, and as such, these types of receivables are not commonly perceived to be securities. In addition, such account and other receivables are not documented as a note, loan or other instrument of indebtedness, and do not incur interest or other types of return, and therefore do not fall within the types of instruments that are listed in the definition of a “security” under Section 2(a)(36) of the Investment Company Act.46

Nonetheless, even if the Company’s account and other receivables were considered a form of note (e.g., since they represent an obligation of the Company’s customers to make payment for goods sold and services rendered), the U.S. Supreme Court has stated that “notes are used in a variety of settings, not all of which involve investments[,]”47 recognizing that notes issued in a commercial or consumer context are not securities for purposes of the securities laws. The Court cited with approval that:

[a] majority of the Courts of Appeals that have considered the issue have adopted, in varying forms, ‘investment versus commercial’ approaches that distinguish, on the basis of all of the circumstances surrounding the transactions, notes issued in an investment context (which are ‘securities’) from notes issued in a commercial or consumer context (which are not).48

46        See n.24 above.

47        Reves v. Ernst & Young, 494 U.S. 56 (1990).

48        Id. at 63.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

Indeed, the Court in Reves specifically stated that a note “which simply formalizes an open-account debt incurred in the ordinary course of business” is “not properly viewed as a ‘security’” for purposes of the securities laws.49 The Company’s account and other receivables, even if evidenced by a note, would fall squarely within this category, as they represent open-account debt owed by the Company’s customers for goods sold and services rendered by the Company in the ordinary course of its business dealings with customers. As such, in accordance with the Court’s guidance in Reves, the Company’s account and other receivables are not “securities” under Section 2(a)(36), and therefore are not “investment securities” under Section 3(a)(2) of the Investment Company Act.

•	Prepayments;

The Company respectfully submits that it does not treat prepayments as “investment securities” for purposes of the Investment Company Act. The prepayments consist mainly of expenses paid in advance by the Company for goods, services or rental properties. Prepayments are not expressly listed in the definition of a “security” under Section 2(a)(36) of the Investment Company Act. 50 For the reasons discussed below, prepayments also do not fall within the definition of a “security” as an “investment contract” which has been interpreted by the U.S. Supreme Court to require the following elements: “an investment in a common venture premised on a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others.”51 The Court in Forman interpreted a reasonable expectation of profits to be present when an “investor is ‘attracted solely by the prospects of a return’ on his investment…By contrast, when a purchaser is motivated by a desire to use or consume the item purchased…the securities laws do not apply.”52 In Forman, the Court determined that shares in a cooperative apartment corporation, purchased by tenants of the apartment complex, were not securities because the investors “were attracted solely by the prospect of acquiring a place to live, and not by financial returns on their investments.”53 With respect to the Company’s prepayments, like the tenants in Forman, the Company, in making such prepayments, is motivated by its desire to use or consume the goods, services or rental properties acquired with such prepayments, and not by any financial returns on such prepayments (which do not earn interest or any other return for the Company). As such, under the guidance provided by the Court in Forman, the Company’s prepayments do not satisfy the “reasonable expectation of profits” element of investment contracts, and therefore are not securities for purposes of Section 3(a)(1)(C). This position is consistent with the position the Staff has taken in the context of prepaid funeral contracts, which like the Company’s prepayments, also involve a prepayment for goods and services to be used or consumed, with no reasonable expectation of profits. In such case, the Staff took a no-action position based on the analysis that the prepaid contracts did not involve a security within the meaning of the securities laws, including Section 2(a)(36) of the Investment Company Act.54

49        Id. at 65.

50        See n.24 above.

51        United Housing Foundation v. Forman, 421 U.S. 387 (1975).

52        Id.

53        Id.

54        Michigan Funeral Directors Ass’n, Inc., SEC No-Action Letter (Aug. 27, 1987). The Staff has found that the issuance of a trust certificate, where the trust invested in US government bonds and certificate holders could only use the proceeds of the certificates for funeral and medical expenses, did involve the issuance of a security. Provident Benefit Foundation, Inc., SEC No-Action Letter (Apr. 7, 1979). However, the facts are distinguishable from the Company’s prepayments. In that no-action letter, the Staff based its conclusion on the fact that the sponsor of the trust was not a funeral service provider, and that the issuance of the trust certificate did not involve any agreement to “provide clients with funerals for which the clients pay in advance with the payments being held in trust until the services are rendered or the interests are redeemed.” Id. The Company’s prepayments are distinguishable from the trust certificates in that case because the Company clearly makes such prepayments to suppliers in exchange for goods, services or rental properties to be provided by such suppliers.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

•	VAT and income tax recoverables;

The Company does not treat VAT and income tax recoverable as “investment securities.” Under certain tax regulations, certain tax payments arising from eligible taxable income are subject to refund by the tax authorities. The income related to such recoverables is derived from the normal operation of the IoT Business. Such tax recoverables do not meet the definition of “security” in the Investment Company Act, 55 and as such, are not “investment securities.”

•	Loans from the Company to Tuya Market, Tuya (HK) and the Tuya HK Subs;

The Company does not treat loans from the Company to Tuya Market, Tuya (HK) and the Tuya HK Subs as “investment securities.” As the Company group operates as a unified organization in the IoT Business, each of Tuya Market, Tuya (HK) and the Tuya HK Subs assumes its own functions within its respective region, such as sales, procurement and business development. The daily operations of these subsidiaries require financial support, leading to situations of intercompany borrowing within the group. Since the Company is the lender and the Company’s majority-owned subsidiaries (Tuya Market, Tuya (HK) and the Tuya HK Subs) are the borrowers, the loans – to the extent securities – would be securities issued by majority-owned subsidiaries of the Company. Given that Tuya Market, Tuya (HK) and the Tuya HK Subs are not investment companies themselves (nor do they rely on Section 3(c)(1) or Section 3(c)(7)), the loans from the Company to Tuya Market, Tuya (HK) and the Tuya HK Subs are not investment securities under Section 3(a)(2).

55        See n.24 above.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

•	Intangible assets; and

The Company does not treat “intangible assets” as “investment securities.” The intangible assets relate to software purchased for use in the operation of the IoT Business. Such intangible assets do not meet the definition of “security” in the Investment Company Act, 56 and as such, are not “investment securities.”

•	The contractual arrangements between Hangzhou Tuya Information Technology Co. Ltd. and Hangzhou Tuya Technology Co. Ltd. (the “VIE”).

The Company does not believe the contractual arrangements between Hangzhou Tuya Information Technology Co. Ltd. and Hangzhou Tuya Technology Co. Ltd. (the VIE) are “investment securities.”57 Hangzhou Tuya Information Technology Co. Ltd. does not hold debt or equity securities issued by the VIE. Instead, Hangzhou Tuya Information Technology Co. Ltd. holds certain contractual arrangements through which Hangzhou Tuya Information Technology Co. Ltd. exerts primary control over, and is the primary beneficiary of, the VIE. These contractual arrangements are entered into between Hangzhou Tuya Information Technology Co. Ltd., on the one hand, and the VIE and its registered shareholders, on the other hand. Such arrangements allow the Company to receive substantially all of the economic benefit from the VIE and provide the Company with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or fund registered capital into the VIE when and to the extent permitted by PRC law.

The definition of “security” under Section 2(a)(36) of the Investment Company Act does not expressly include the type of contractual arrangements Hangzhou Tuya Information Technology Co. Ltd. has with respect to the VIE.58 The definition does, however, include “investment contracts,” and thus it must be considered whether these arrangements would constitute an investment contract. Under the U.S. Supreme Court’s decision in SEC v. W.J. Howey Co., 328 U.S. 293 (1946), and the cases that follow, an arrangement would be deemed to be an investment contract, and therefore a security, if it represents an investment in a common venture “premised on a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others”. United Housing Foundation, Inc. v. Forman, 421 U.S. 837 (1975).

56        Id.

57        Nonetheless, because the VIE is an Immaterial Subsidiary, for purposes of the Investment Company Act calculations described in these responses, the Company, for the sake of efficiency, has treated the contractual arrangements in the VIE as investment securities. As discussed above, treating these arrangements and the interests in the other Immaterial Subsidiaries as investment securities does not change the Company’s status under Section 3(a)(1), given the immaterial value of such arrangements and interests.

58        See n.24 above.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

Under the Howey test, Hangzhou Tuya Information Technology Co. Ltd.’s contractual arrangements with respect to the VIE would not be considered an investment contract, and therefore a security, because Hangzhou Tuya Information Technology Co. Ltd., which exercises primary control over the VIE, does not rely on the efforts of others to manage the VIE profitably. Hangzhou Tuya Information Technology Co. Ltd. has the power to direct the activities of the VIE, primarily through its control of the voting rights of 100% of the VIE’s equity, and its involvement in the management and operations of the VIE’s business through shared executive officers. In addition, Hangzhou Tuya Information Technology Co. Ltd. has been granted an irrevocable power of attorney by 100% of the shareholders of the VIE entitling Hangzhou Tuya Information Technology Co. Ltd. to exercise all shareholder rights under local law and the relevant articles of association, including but not limited to, attending shareholder meetings and voting on behalf of shareholders on all matters requiring shareholder approval. Each shareholder of the VIE has also granted Hangzhou Tuya Information Technology Co. Ltd. an exclusive option to purchase all or any portion of such shareholder’s equity pursuant to an exclusive equity option agreement, under which each shareholder of the VIE and such VIE must refrain from conducting any action that may materially or adversely affect its assets, business, obligations, rights or operation without the prior written consent of Hangzhou Tuya Information Technology Co. Ltd. The obligations owed to Hangzhou Tuya Information Technology Co. Ltd. under such exclusive equity option agreement are secured by a pledge of each shareholder’s equity interest in the VIE. Hangzhou Tuya Information Technology Co. Ltd. and the VIE have also entered into an exclusive business cooperation agreement, under which the VIE agrees to engage Hangzhou Tuya Information Technology Co. Ltd. as its exclusive provider of technical support, consulting services and other services on an exclusive basis in relation to the business conducted by the VIE currently and any time in exchange for a service fee, payable on a regular basis. Through these contractual arrangements, Hangzhou Tuya Information Technology Co. Ltd. and its executive officers and directors are directly involved in the management and operation of the VIE’s business, and Hangzhou Tuya Information Technology Co. Ltd. controls the voting rights of 100% of the VIE’s equity. As such, Hangzhou Tuya Information Technology Co. Ltd. does not rely on others to manage the VIE’s business and operations and, under the Howey test, Hangzhou Tuya Information Technology Co. Ltd.’s contractual arrangements with respect to the VIE would thus not be considered securities for purposes of Section 3(a)(1)(C).59

6. In Footnote 9 of the response to prior Comment 5, you state that “As of March 31, 2023 and December 31, 2022, respectively, approximately 1.6% and 1.5% of the Company’s total assets, consolidated with its wholly-owned subsidiaries, consists of long-term equity and debt securities held by Zhejiang Smart Electronics.” Please confirm whether these figures are presented exclusive of U.S. government securities and cash items and, if not, please provide such figures.

The Company advises that the previously provided figures were not presented exclusive of U.S. government securities and cash items. The Company notes that, as of March 31, 2023 and December 31, 2022, respectively, approximately 16.1% and 15.3% of the Company’s total assets, consolidated with its wholly-owned subsidiaries (exclusive of U.S. government securities and cash items), consists of long-term equity and debt securities held by Zhejiang Smart Electronics.60

*    *    *    *

59        As noted above, for the sake of efficiency, the Company has treated the contractual arrangements in the VIE and the interests in the other Immaterial Subsidiaries as investment securities, and doing so does not change the Company’s status under Section 3(a)(1), given the immaterial value of such arrangements and interests.

60       If the Company’s short-term deposits were not treated as cash items, as of March 31, 2023 and December 31, 2022, respectively, approximately 1.7% and 1.7% of the Company’s total assets, consolidated with its wholly-owned subsidiaries (exclusive of U.S. government securities and cash items, assuming short-term deposits are not cash items), consists of long-term and short-term equity and debt securities and short-term deposits held by Zhejiang Smart Electronics.

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Tuya Inc.’s Annual Report on Form 20-F, please contact the undersigned or Li He (+852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,

Tuya Inc.

By:	/s/ Yao (Jessie) Liu
Name: Yao (Jessie) Liu Title: Chief Financial Officer

cc:	Li He Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

Appendix A

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CONFIDENTIAL TREATMENT REQUESTED BY TUYA INC.

A-1